

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2018

Chris Schelling
Chief Executive Officer
Acer Therapeutics Inc.
One Gateway Center, Ste. 351
300 Washington Street
Newton, MA 02458

> **Re: Acer Therapeutics Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2018**
> **File No. 001-33004**

Dear Mr. Schelling:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Division of Corporation Finance
                              Office of Healthcare & Insurance

cc: Patty DeGaetano, Esq.